

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2021

Travis C. Mickle
President, Chief Executive Officer and Chairman of the Board
KEMPHARM, INC
1180 Celebration Boulevard, Suite 103
Celebration, FL 34747

> **Re: KEMPHARM, INC**
> **Registration Statement on Form S-3**
> **Filed June 25, 2021**
> **File No. 333-257433**

Dear Dr. Mickle:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Celeste Murphy at (202) 551-3257 or Fredrick Philantrope at (202) 551-6875 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Matthew P. Dubofsky, Esq.